UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 12, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Verenium Corporation

File No. 000-29173 - CF#29343

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Verenium Corporation (formerly known as Diversa Corporation) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on January 6, 2003.

Based on representations by Verenium Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

    Exhibit 10.46   through March 1, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Michael Seaman
        Special Counsel